UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

ARKO Corp.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

041242 108

(CUSIP Number)

Morris Willner

31 Ocean Reef Drive

C101-151

Key Largo, FL 33037,

(610) 506-7239

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 041242 108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morris Willner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,683,980
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,683,980
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,683,980
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.74%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 041242 108	13D/A

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 1, 2021 (the “Prior Schedule 13D”) by and on behalf of Morris Willner (the “Prior Reporting Person”), and relates to the common stock, par value $0.0001 per share (“common stock”), of ARKO Corp., a Delaware corporation (the “Issuer”). The Issuer’s common stock has been registered on a registration statement on Form 8-A (File No. 001-39828), and trades on the Nasdaq Capital Market under the symbol “ARKO.” The address of the principal executive office of the Issuer is 8565 Magellan Parkway, Suite 400, Richmond, Virginia 23227-1150

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Prior Schedule 13D. This Amendment No. 1 amends and supplements the Prior Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Prior Schedule 13D remain unchanged.

Item 2.	Identity and Background.

(a) Name.

This Statement is filed by Morris Willner, who previously served as a director of the Issuer from on or about December 22, 2020 until January 1, 2024. Mr. Willner is referred to as the “Reporting Person.”

(b) Residence of Business Address.

The address of the principal business and principal office of the Reporting Person is 31 Ocean Reef Drive C101-151, Key Largo, FL 33037.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Morris Willner
(a) Amount Beneficially Owned:	11,683,980
(b) Percent of Class:	9.74%
(c) Number of Shares to Which Reporting Person Has:
(i) Sole Voting Power:	11,683,980
(ii) Shared Voting Power:	0
(iii) Sole Dispositive Power:	11,683,980
(iv) Shared Dispositive Power:	0

The percentages in this paragraph relating to beneficial ownership of shares of Common Stock, based on 119,978,339 shares of common stock outstanding as of March 1, 2024, as provided by the Issuer to the Reporting Person.

(c) The Reporting Person sold 2,792,631 shares of common stock in an open market transaction on February 28, 2024 at a weighted average price of $6.76 per share, which shares were sold in multiple transactions at prices ranging from $7.24 $6.27, inclusive. Except for the transaction described in the immediately preceding sentence, the Reporting Person has not effected any transactions in the shares of Common Stock in the 60 days prior to the date of this Statement.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

CUSIP No. 041242 108	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORRIS WILLNER

/s/ Morris Willner
03/01/2024 Date